Exhibit 21
Subsidiaries of indie Semiconductor, Inc

Name	Jurisdiction of Organization
Ay Dee Kay LLC d/b/a indie Semiconductor	California
indie City LLC	California
indie LLC	California
indie Services Corporation	California
indie Acquisition Company II, Corp	Delaware
ADK Service Provider Holdco LLC	Delaware
ADK Blocker Merger Sub LLC	Delaware
Geo Semiconductor LLC	Delaware
Exalos Inc.	Florida
Ay Dee Kay, SA	Argentina
Geo Semiconductor Canada Inc.	Canada
TeraXion Inc	Canada
Shanghai Ziying Microelectronics Co., Ltd.	China
Wuxi indie Microelectronics Technology Co., Ltd.	China
Suzhou Ziying Microelectronics Co., Ltd	China
indie Semiconductor GmbH	Germany
Symeo GmbH	Germany
indie Semiconductor FFO GmbH	Germany
indie Semiconductor Hong Kong, Ltd	Hong Kong
indie Semiconductor Hungary KFT	Hungary
indie Semiconductor Israel Ltd	Israel
indie Semiconductor Japan KK	Japan
indie Semiconductor Morocco LLC	Morocco
Exalos AG	Switzerland
Ay Dee Kay Limited	United Kingdom